Exhibit 99.(a)(1)(D)

To: All employees

From: Marv Burkett

Subject: Filing of Restated Financial Statements with the SEC and a Tender Offer

Earlier today we filed our amended Form 10-K for fiscal year 2006 and our amended Form 10-Q for the first quarter of fiscal 2007 as well as our Form 10-Q for the second quarter of fiscal year 2007 with the Securities and Exchange Commission. We are now current in our filings with the SEC. On Monday, December 4th you will be able to exercise stock options and sell shares purchased upon the exercise of stock options beginning with the opening of the Nasdaq Global Select Market.

The need to restate arose because we identified a number of occasions where we used incorrect measurement dates for certain stock options. As a result, some stock options have been granted at a discount (for accounting purposes) because they have stated exercise prices that were lower than the fair market value of our common stock on the correct measurement date. The impacted options may now be deemed to have been granted at a discount for tax purposes, which may expose the holders of these impacted options to potentially adverse tax treatment under Section 409A of the Internal Revenue Code.

To address the potentially adverse tax treatment under Section 409A, NVIDIA is commencing a tender offer on November 29th only to those employees who hold the impacted options and are potentially impacted by Section 409A. The tender offer will allow these employees to amend their impacted options in a way that we believe will minimize or avoid the adverse tax treatment of Section 409A and state tax laws that have a similar effect. If you are an employee who received one or more of these impacted stock option grants, you will be informed via email shortly. You are encouraged to attend the information sessions regarding the tender offer that will take place today beginning at 2:00 p.m. You should carefully review the details of the tender offer before making a decision as to whether to exercise your impacted option once the trading window opens on Monday.